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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
AUG 31 2015
189

SEC FILE NUMBER
8- ~~33041~~ 83980

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _07/01/14_ AND ENDING _06/30/15_
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chauner Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Dundee Road, Suite 902

(No. and Street)

Northbrook   Illinois   60062-2735
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Chauner   847-509-8680

                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP

(Name – if individual, state last, first, middle name)

1233 N. Mayfair Rd, Suite 302   Milwaukee   Wisconsin   53226-3255
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

1

OATH OR AFFIRMATION

I, Frank Chauner _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chauner Securities, Inc. _____, as of June 30 _____, 20 15 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

2

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich



Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

To the Shareholder and
Board of Directors of
Chauner Securities, Inc.
Northbrook, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Chauner Securities, Inc. (Company), as of June 30, 2015 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2015 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 · Milwaukee, WI 53226-3255 · 414-271-7800
www.rpb.biz

Report on Supplementary Information

The Computation of Aggregate Indebtedness and Net Capital, Schedule of Operating Expenses and Form SIPC-7 ("Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
August 22, 2015
Milwaukee, Wisconsin

4

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF FINANCIAL CONDITION
Year Ended June 30, 2015

ASSETS

Assets

Cash and cash equivalents	$	194,332
Accounts receivable	$	17,478
Total Assets	$	211,810

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions Payable	$	13,107
Accounts Payable	$	122,524
Total Liabilities	$	135,631

Stockholder's Equity

Common stock, $.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding	$	10
Additional paid-in-capital	$	9,990
Retained earnings	$	66,179
Total Stockholder's Equity	$	76,179
Total liabilities and stockholder's equity	$	211,810

The accompanying notes to financial statements are in integral part of these statements

5

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF INCOME
Year Ended June 30, 2015

INCOME

Commission income	$	637,738
Managing dealer fees	$	179,074
Wholesaling fees	$	36,375
Mutual fund fees	$	28,342
Other income	$	30
	$	881,559

EXPENSES

Commissions	$	554,477
Administrative fees	$	302,798
Regulatory fees	$	17,827
Legal and accounting fees	$	5,800
Bank fees	$	89
Other	$	100
	$	881,091

Net Income	$	468

The accompanying notes to financial statements are in integral part of these statements

CHAUNER SECURITIES, INC.
Northbrook, IL

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended June 30, 2015

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, July 1, 2014	$ 10	$ 9,900	$ 65,711	$ 75,711
Net Income	$ -	$ -	$ 468	$ 468
Balance, July 1, 2015	$ 10	$ 9,900	$ 66,179	$ 76,179

The accompanying notes to financial statements are in integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF CASH FLOWS
Year Ended June 30, 2015

Cash Flows from Operating Activities:		
Net Income	$	468
Adjustments to reconcile net income to net cash		
provided (used) by operating activities:		
Chanes in assets and liabilities:		
Commissions receivable	$	8,687
Accounts payable	$	(1,515)
Consulting fee payable	$	119,969
Commissions payable	$	(6,586)
Net cash used by operating activities	$	121,023
Cash and equivalents, beginning of year	$	73,309
Cash and equivalents, end of year	$	194,332

The accompanying notes to financial statements are in integral part of these statements

8

CHAUNER SECURITIES, INC.
Northbrook, IL

Notes to Financial Statements
Year Ended June 30, 2015

Business Activity

Chauner Securities (the "Company") is a registered security broker dealer. The Company is a non-carrying broker dealer with no client securities or funds physically held or under the control of the broker dealer.

Method of Accounting

The Company utilizes the accrual method of accounting for financial purposes.

Cash and Equivalents

The Company recognizes cash and cash accounts with maturity dates of three months or less as cash equivalents in the financial statements. Cash includes all cash balances deposited with local and national financial institutions.

Reserves and Custody of Securities

The Company is exempt from the full requirement of SEC Rule 15c3-3 as no customer's funds or securities are held or under the control of the Company.

Securities Transactions

The Company recognizes commission revenue and related expense arising from securities transactions on a trade date basis. Transactions involving registered traded securities are processed though a clearing broker-dealer.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

There were no subsequent events that required recognition or disclosure through the date the financial statements were available to be distributed (August 22, 2015).

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June

30, 2015, the Company's net capital and required net capital were $75,648 and $9,042, respectively. The ratio of aggregate indebtedness to net capital was 1.79 to 1.

Filing Requirements

There were no liabilities subordinated to claims of creditors during the period. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Concentrations

The Company is subject to concentration of risk primarily from financial and economic conditions prevalent in investment markets. The ability of the Company to market their products to investors is directly influenced by these prevailing conditions to which the Company has no control.

The Company's primary business is the structuring and marketing of private real estate securities and their entities primarily located in the United States of America.

These investments are highly influenced by the credit markets, real estate economic conditions and investor psychology. These investments are largely long term illiquid investments with limited marketability after the initial investment.

The ability of the Company to market products is controlled by governmental and other industry regulators. The Company is subject to the rules and regulations of these agencies. These regulations increase costs of compliance and changes in rules may adversely affect the ability of the Company to conduct future security offering in this regulated environment.

Revenue Concentrations

Approximately 86% of the Company's revenue was received through four types of business (ranging from 15% to 27% of revenue).

Related-Party Activity

The Company has entered into an agreement with a related entity to share office space and administrative services. Rent, office services and other overhead amounts are to be allocated based upon the agreement between the respective parties.

The Company incurred a total of $302,798 for administrative expenses during the fiscal year. In addition, the Company had a payable to the related corporation at June 30, 2015 of $119,969 for administrative expenses.

Statement of Financial Condition Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions.

CHAUNER SECURITIES, INC.

Northbrook, IL

Notes to Financial Statements
Year Ended June 30, 2015

Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

Income Taxes

The Company is a corporation for federal and state income tax purposes. For federal income tax purposes, the Company's earnings of $468 during the current fiscal year were offset by a net operating loss carryover from prior years.

The Company's remaining federal net operating loss carryover from June 30, 2015 of $16,026 is available to offset profits in ensuing years until June 30, 2039. This results in a deferred tax asset of approximately $2,400. However, a corresponding allowance has been recorded because the realization of this amount is uncertain.

The Company's remaining state net operating loss carryover from June 30, 2015 of $17,941 is available to offset profits in ensuing years until June 30, 2030. This results in a deferred tax asset of approximately $1,500. However, a corresponding allowance has been recorded because the realization of this amount is uncertain. The Company was not liable for state incomes taxes at June 30, 2015 due to net income levels that are below the base limit of $1,000.

The Company is of the opinion, that there are no reasonably possible changes that may occur within the ensuing twelve months for any income tax adjustments that will have a material effect on the financial statements.

The Company's evaluation at June 30, 2015 revealed no uncertain tax positions that would have a material impact on the financial statements. Generally, for United States Federal income taxes, the Company is only subject to examination for the current year's tax return and the preceding three year's returns. Generally, for Illinois income taxes, the Company is only subject to examinations for current year's tax return and the preceding four year's returns.

CHAUNER SECURITIES, INC.

Northbrook, IL

Schedule I: Computation of Aggregate Indebtedness and Net Capital Under Rule
Year Ended June 30, 2015

Aggregate Indebtedness

Commissions payable	$	13,107
Accounts payable	$	122,524
Total Aggregate Indebtedness	$	135,631

Minimum required net capital (6 2/3% of aggregate indebtedness)	$	9,042

Computation of Basic Net Capital Requirement:

Stockholder's equity	$	76,179
Deductions:		
Haircuts on securities	$	(531)
Net Capital	$	75,648

Net capital requirement (minimum)	$	9,042

Capital in excess of minimum requirement	$	66,606

Ratio of aggregate indebtedness to net capital	1.79 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3
Chauner Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
Chauner Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

See independent Auditor's Report

CHAUNER SECURITIES, INC.
Northbrook, IL
June 30, 2015
Auditor Reconciliation of Net Capital

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by Chauner Securities, Inc. and included in the Company's unaudited FOCUS report as of June 30, 2015.

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse



RPB CPAs

A century of new ideas

Independent Accountant's Agreed Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Shareholder and Board of Directors of
Chauner Securities, Inc.
666 Dundee Road
Northbrook, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by Chauner Securities, Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries [SIPC-6 and check disbursement] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [sales reports] supporting the adjustments noting immaterial differences; and

5. Compared the amount of any overpayment applied, if any and applied it to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

Milwaukee, WI

August 22, 2015

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 · Milwaukee, WI 53226-3255 · 414-271-7800

www.rpb.biz

| SIPC-7
(33-REV 7/10) | SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation | SIPC-7
(33-REV 7/10) |

For the fiscal year ended 6/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033980   FINRA   JUN
CHAUNER SECURITIES INC
666 DUNDEE RD STE 903
NORTHBROOK IL 60062-2736

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ 1,642

 B. Less payment made with SIPC-6 filed (exclude interest)   (493)
   1/19/15
   Date Paid

 C. Less prior overpayment applied   (0)

 D. Assessment balance due or (overpayment)   1,149

 E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   0

 F. Total assessment balance and interest due (or overpayment carried forward) $ 1,149

 G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1,149

 H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Chauner Securities, Inc.
(Name of corporation, Partnership or other organization)

Josh Cyphen
(Authorized Signature)

Dated the 3rd day of August, 2015

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2014
and ending 6/30/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 881,559

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 8,342

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. 30

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Reg D income (see attached) 196,313

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 224,685

2d. SIPC Net Operating Revenues $ 656,874

2e. General Assessment @ .0025 $ 1,642

to page 1, line 2.A.)

2

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse



RPB CPAs
A century of new ideas

Report of Independent Registered Public Accounting Firm

Board of Directors
Chauner Securities, Inc.
Northbrook, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which Chauner Securities, Inc. (Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
August 22, 2015
Milwaukee, Wisconsin

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 · Milwaukee, WI 53226-3255 · 414-271-7800
www.rpb.biz

CHAUNER SECURITIES, INC.
EXEMPTION REPORT
SEC Rule 17a-5(d)94)

July 6, 2015

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Chauner Securities, Inc. is a broker/dealer registered with the SEC and FINRA.

- Chauner Securities, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended June 30, 2015

- Chauner Securities, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  o The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Chauner Securities, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.

- Chauner Securities, Inc. has not recorded any exceptions to the exemption for the fiscal year ended June 30, 2015.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: _____

Frank B. Chauner
President

CHAUNER SECURITIES, INC.

Northbrook, IL
AUDITED FINANCIAL STATEMENTS
Year Ended June 30, 2015

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